FEDERATED PROJECT AND TRADE FINANCE TENDER FUND

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

July 24, 2018

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: FEDERATED PROJECT AND TRADE FINANCE TENDER FUND (the “Registrant” or the “Fund”)

1933 Act File No. 333-212613

1940 Act File No. 811-23174

Dear Mr. Orlic:

The Registrant is filing this correspondence in response to your follow-up comments listed below provided on July 23 and July 24, 2018. The follow-up comments were provided in response to the Registrant’s Correspondence filing submitted on July 13, 2018 (the “July 13 Response”). The Registrant’s July 13, 2018 Correspondence filing responded to comments received on July 2, 2018 with respect to Post-Effective Amendment No. 3 under the Securities Act of 1933 and Amendment No. 5 under the Investment Company Act of 1940 to the Registration Statement on Form N-2 submitted by the Registrant on May 14, 2018. We believe that the disclosure changes to the Registration Statement and the supplemental responses discussed in this letter are fully responsive to the follow-up comments and resolve the matters raised.

As previously discussed, the Fund intends to file an amended Registration Statement on July 25, 2018 reflecting the responses herein and in the Correspondence filed on July 13, 2018 and, along with the Fund and the Fund’s distributor, make a formal request for acceleration of the Registration Statement to July 27, 2018.

COMMENT 1. With respect to Comments 16 through 19 in the July 13 Response, generally, we reiterate that the detailed disclosure regarding asset coverage is not required in the Staff’s view. However, given the disclosure presented, we believe that all references to “readily marketable securities” throughout the Asset Segregation section should be replaced with the phrase “certain liquid assets.”

RESPONSE: In response to the Staff’s comment, the Fund has reviewed its current investment program and, given that the Fund’s use of derivatives under normal conditions is currently limited to currency forwards for hedging purposes, the Fund has deleted its current “Asset Segregation” disclosure and replaced it with the following language:

“Asset Segregation

Use of hedging and other strategic transactions by the Fund could require, among other things, that the Fund post collateral with counterparties or clearinghouses.  To the extent that the Fund’s future obligations arising from such transactions are not otherwise “covered” through ownership of the underlying security, financial instrument or currency, the Fund will segregate cash or other liquid assets with its custodian, or a designated subcustodian, in accordance with Securities and Exchange Commission (SEC) and SEC staff positions regarding the interpretation of the Investment Company Act of 1940 (“1940 Act”) with respect to derivatives that create a future payment obligation of the Fund, or engage in other SEC- or staff-approved measures, while the derivative contracts are open.”

COMMENT 2. With respect to Comment 17 in the July 13 Response, please provide authority for the position that the “Fund may reduce the liquid assets segregated to cover obligations under certain derivative contracts by entering into an offsetting derivative contract.”

RESPONSE: As discussed above, the Fund has revised its “Asset Segregation” disclosure and removed the disclosure referenced in Comment 17 in the July 13 Response. Accordingly, this comment is no longer applicable to the Fund’s disclosure.

COMMENT 3. With respect to Comment 18 in the July 13 Response, we acknowledge your supplemental response. We do not agree with the term “offsetting” in the disclosure and ask that it be replaced with the phrase “non-asset segregation cover as permitted by the Commission or Staff guidance.”

RESPONSE: As discussed above, the Fund has revised its “Asset Segregation” disclosure and removed the disclosure referenced in Comment 18 in the July 13 Response. Accordingly, this comment is no longer applicable to the Fund’s disclosure.

COMMENT 4. With respect to Comment 19 in the July 13 Response, as noted in Comment 3 above, the term “offsetting” in the disclosure should be replaced with the phrase “non-asset segregation cover as permitted by the Commission or Staff guidance. In addition, we note the disclosure that the Fund may “own the underlying assets” as a means to secure its obligations in connection with derivative contracts or special transactions. It is the Staff’s position that there is no support for this statement and that the Fund cannot cover its obligations by owning the underlying assets unless they are liquid and segregated. This disclosure should be removed or revised.

RESPONSE: As discussed above, the Fund has revised its “Asset Segregation” disclosure and removed the disclosure referenced in Comment 19 in the July 13 Response. Accordingly, this comment is no longer applicable to the Fund’s disclosure.

COMMENT 5: In the SAI “The Sub-Adviser” section (page 24), please disclose the fee paid to the Sub-Adviser.

RESPONSE: In response to the Staff’s comment, the Fund will disclose the total dollar amounts paid to the sub-adviser for the life of the Fund, which is shorter than three fiscal years.

If you have any questions on the enclosed material, please contact me at (412) 288-4429.

Very truly yours,

/s/ Mark R. Thompson

Mark R. Thompson

Senior Paralegal